MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2010

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                                                                                                                                                                                                                       Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of May 05, 2010 should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2010 and the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007; the management discussion and analysis for the year ended December 31, 2009 and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in United States Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2009, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. (“the Company”) designs, develops and markets wireless broadband connectivity equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial, governmental and military application.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

The Company operates primarily through several business segments including Microwave Products, Satellite Systems, Wireless Networks and Maritime Products. The majority of revenues were derived from the Microwave Products and Satellite Systems businesses, while the other segments are new business verticals for the Company.

Norsat’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (OTCBB) under the ticker symbol ‘NSATF’.

2.2 COMPANY PRODUCTS AND SERVICES

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Systems

Satellite Systems, established in 2003, provides rapidly deployable broadband connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, RoverTM and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings. Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Wireless Networks

Norsat announced its entry into the wireless networking industry in 2008. The Wireless Networks segment develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at March 31, 2010, the Company has not recognized any revenues from wireless networks.

Maritime Systems

Norsat also announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company is exploring the different alternatives available to leverage its technology into this area.

Norsat Capital

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford the Company to offer more financing options on its products as well as select investments to benefit shareholder value. To date there has been minimal volume in this line of business.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

2.3 MARKETS AND TRENDS

Management believes that a number of industry trends are influencing demand for the Company’s products.  Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. In general, wireless broadband connectivity is the right technology for remote and austere parts of the world given its cost, speed, minimal infrastructure, ease of use, portability options, and ease of expansion to encompass more users.

Specific trends include the following:

➢

There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢

As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢

In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢

Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢

The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

➢

Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢

A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

➢

Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢

Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

While these trends focus on specific applications and niches, the need for connectivity on a global basis continues to be more of a priority to improve economic footprints which can attract new commerce opportunities, including business investment and tourism. Broadband penetration rates on a global basis are still very low, especially among some sizable countries, including India and Indonesia, which have the lowest penetration rates of less that 1% of their respective populations. As a result, broadband connectivity has become an infrastructural priority amongst many emerging/developing countries. For example, the Indian and Indonesian governments have targeted to add an estimated 100 million broadband users in the next 4-5 years (according to wimaxcom.net).

Several studies show that subscriber growth in the broadband wireless market is expected to climb significantly as more countries seek to ‘bridge the un-divide’ via having connectivity available.

According to a Maravedis report titled ‘WiMAX, LTE and Broadband Wireless (Sub -11GHz) Worldwide Market Trends 2008-2014 – 5th Edition’:

➢

There will be an accumulated 55 million WiMAX subscribers by the end of 2012, then accelerating to 127 million at the end of 2014.

➢

The accumulated equipment market size for combined demand and supply of WiMAX equipment will total $42 billion by 2014.

➢

According to Telegeography, an analyst firm, predictions are that by the end of 2013 the addressable market for 3G and 4G cellular services will have grown to over 4.5 billion potential subscribers — or about 71 percent of all wireless subscribers.

➢

Infonetics Research forecasts the worldwide WiMAX equipment and devices market to hit $4.9 billion in 2013, predominantly driven by developing countries.

2.4 STRATEGY

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world. Norsat’s primary value proposition is rooted in its longevity and reputation for quality, which is highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure. In addition, the Company has a track record of introducing innovative new products to the satellite industry, which it plans to continue. With a stronger financial base, the Company is seeking to assemble more products in 2010 than in prior years in order to retain market share in the microwave division and bolster growth in the satellite business.  These markets will remain core to Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow organically. The Company is also pursuing and constantly revisiting acquisition opportunities that would be accretive to shareholders. Pricing continues to remain an issue but has improved due to continued global economic weaknesses.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  Management believes that the development of new products within their products divisions will keep the Company on the cutting edge, attract new business as well as develop new market verticals. The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer bases.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Due to successful deployments with the US Government, additional militaries and governments around the world have become customers of Norsat. Strong demand still exists in the satellite systems division, especially from global militaries. In addition, the Company is seeing higher volume of request for proposals (RFPs) as well as the RFPs themselves being higher in terms of dollar quantities. While management views these improvements as major successes, gauging when these RFPs will be awarded and converted into revenues remains challenging.

Cost containment also remains a high priority for management. The Company has been fiscally prudent with regard to expenses and while it seeks growth opportunities, management continues to review opportunities for strategic cost cutting measures.

The Company’s long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals. Another component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with the core products.  A key opportunity for the provision of ancillary services will be in the wireless networks arena. Examples of such wireless networks include WiMAX, LTE and 4G services.

Customers, especially in remote and austere regions, would benefit from an “end-to-end solution provider” approach and be able to secure satellite communication requirements from a single vendor.  Customers would be assured that all of the elements of its communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, a resulting increase in the average sale, and, in the long-term (when applicable), develop a stable recurring revenue stream.

The Company continues to actively evaluate various technologies and commercial applications that would best complement its current suite of product and service offerings in order to enable it to become a leading connectivity solutions provider for remote and austere regions of the world. A recent example occurred on December 18, 2009, when Norsat announced a new initiative within its investing arm, Norsat Capital. Norsat entered into agreements with Tonse Solutions, a Malawi, Africa-based wireless broadband operator with the intention to establish a WiMAX based internet service provision business. Under the agreements, Norsat proposes to make an investment of $1,200,000, consisting of $500,000 in equity, representing a 19.99% equity stake in Tonse, and $700,000 in a 3-year convertible loan carrying an interest rate of 10%. As of March 31, 2010, the Company has not transferred any material investments or advances to Tonse. Tonse, based in Lilongwe, the capital of Malawi, is a newly licensed broadband network operator that will utilize wireless networking technologies to offer reliable and more affordable voice, data and video solutions than currently available. The target markets in Malawi will initially be government, corporate, public and private schools, hospitals, hotels and NGOs. As the operation expands in Malawi, the customer base will be expanded to include individual consumers. By assisting Tonse to establish its broadband capabilities in a market like Malawi, Norsat has the potential opportunity to reap the rewards of being a partner to service providers in emerging markets.

While the preparations of this new initiative are in the early stages, Norsat is seeking out initiatives in other remote and austere regions of the world where it can offer its expertise by solving communications problems and logistics. Norsat plans on leveraging its secure and reliable products along with its experience how to better serve remote and austere regions and give the customer the best value for performance. As Norsat establishes more initiatives in the remote and austere regions of the world, its goal is that many of these regions will have scalable opportunities and will rely on Norsat to assist in further build outs or expansion projects.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

3.0

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year ended December 31,
	2009	2008	2007
	$	$	$
Sales	21,165	18,057	16,451
Income before income tax recovery	2,986	2,200	1,385
Income tax recovery	1,646	-	-
Net income	4,632	2,200	1,385
Earnings per share, before income tax recovery Basic and diluted	0.05	0.04	0.03
Earnings per share, – basic and diluted	0.08	0.04	0.02
Total assets, excluding future income tax assets	16,710	13,327	9,528
Total assets	18,684	13,327	9,528
Long-term debt	nil	nil	nil

4.0

Results of Operations

QUARTERLY REVIEW

	For the three months ended March 31,
	2010	2009	Change	Percentage Change
Revenue	$ 4,886,788	$ 4,994,771	$ (107,983)	(2.2%)
Gross profit	2,353,807	2,453,018	(99,211)	(4.0%)
Gross profit %	48.2%	49.1%
Selling, general and administrative	1,600,672	1,406,708	237,607	16.9%
Product development	81,663	305,580	(223,917)	(73.3%)
Amortization	76,959	125,757	(48,798)	(38.8%)
Other expense (income)	82,123	(213,763)	(131,640)	(61.6%)
Total operating expenses	1,759,294	1,624,282	260,778	16.1%
Net Earnings	512,390	828,736	(359,989)	(43.4%)
Earnings per share – basic and diluted	0.01	0.02

FIRST QUARTER HIGHLIGHTS

Key items that affected the results for the first quarter of 2010, compared to the first quarter of 2009, are as follows:

•

Revenues improved year on year for Microwave products to $1.9 million in the quarter ended March 31, 2010 compared to $1.5 million for the same period in 2009. Satellite systems sales declined to $2.9 million from $3.4 million for the same period last year.  The gross margins of 48.2% for the quarter is down marginally from the 49.1% experienced in the same period in 2009. The Company continues to maintain overall margins within the range that management expects.

•

Selling, general and administrative expenses of $1.6 million in the quarter ended March 31, 2010 is up from $1.4 million for the same period last year. Expenses are up due to additional consulting and increased headcount to meet customer delivery timelines. Management is sensitive to the uncertainties of the current economic climate and continues to be committed to maintaining a prudent operating structure.

•

As a result of the Strategic Aerospace & Defense Initiative (“SADI”) program contribution awarded to the Company in September 2008, $255,000 (Cdn$265,487) was accrued and reported as a reduction to product development costs in the first quarter of 2010.

•

During the quarter ended September 30, 2009, the Company announced a Normal Course Issuer Bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange. As at March 31, 2010, the Company repurchased 940,000 shares at a weighted average price of $0.67 (Cdn$0.72) per share pursuant to the normal issuer bid in effect since July 6, 2009.

As at March 31, 2010 working capital* improved to $12.6 million as compared to $12.0 million at the end of 2009. The current ratio** for the first quarter of 2010 was 5.1x as compared to 3.9x at the end of 2009. These improvements reflect the continuing success of building and maintaining a more effective structure for existing operations and future activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market, which will continue to put pressure on gross margins.

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

REVENUES AND GROSS MARGINS

	For the three months ended March 31, 2010		For the three months ended March 31, 2009
		Percentage of Total Revenue		Percentage of Total Revenue
Sales	$		$
Microwave Products	1,907,687	39.0%	1,511,920	30.3%
Satellite Systems	2,882,696	59.0%	3,422,157	68.5%
Maritime Systems	96,405	2.0%	60,694	1.2%
Total	4,886,788	100%	4,994,771	100%
Gross Profit Margin	%		%
Microwave Products	42.1		40.6
Satellite Systems	52.0		52.8
Maritime Systems	54.0		0.0
Average gross margin	48.2		49.1

Sales in the first quarter of 2010 are down 2.2% from the same period last year. The sales improvements in Microwave products were offset by the decline in satellite systems sales. Overall sales for the quarter were $4.9 million down 0.1 million from the $5.0 million reported for the same period last year. During the first quarter, sales performance from Microwave products has started to return to some semblance of normalcy as sales in the first quarter of 2009 was impacted by the global financial crisis. Sales of Satellite systems were stronger in the first quarter of 2009, due to a backlog resulting from a large U.S. Department of Defense order carried over from September 2008.

Sales of Microwave Products for the quarter were $1.9 million compared to $1.5 million in the same period in 2009. The increased activity during the current quarter is a sign that things are slowly returning to normal as economies start to move out of the recession. Along with the increase in sales volume, the Company has maintained gross margin levels at the 42% level. Despite the improvement in current year versus last year quarterly sales, we continue to hear of delays in projects from our sales partners. Management is confident that the situation will return to normal as the global economy starts back on the growth path.

Sales of Satellite Systems for the quarter were $2.9 million down from the $3.4 million in sales for the same period in 2009. Satellite systems sales in the first quarter of 2010 continued to gain traction in the European markets. The first quarter of 2009 was much stronger due to the benefits of the backlog of U.S. Department of Defense satellite systems orders carried over from the end of 2008.

The overall gross margin for the quarter ended March 31, 2010 was 48.2% compared to 49.1% for the same period in 2009. Management anticipates that overall margins will continue around these levels.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Margins realized from Microwave products during the quarter were at 42.1% up from the 40.6% in the same period in 2009. Margin improvement resulted from the product sales mix, which consisted of higher end products as well as new product introductions, which command healthier margins.

Margins from Satellite systems were at 52.0% during the quarter compared to the 52.8% experienced for the same period in 2009. This decline in margins is partially due to lower system prices for products fulfilled through reseller channels, when compared to direct sales to the customer.  The current gross margin levels for Satellite systems are consistent with management expectations moving forward.

EXPENSES

	For the three months ended March 31,
	2010	2009	Change	Percentage Change
Expenses	$	$	$	%
Selling, general and administrative	1,600,672	1,406,708	237,607	16.9%
Product development	81,663	305,580	(223,917)	(73.3%)
Amortization	76,959	125,757	(48,798)	(38.8%)
Other (income)expense	82,123	(213,763)	295,886	138.4%
Total expenses	1,759,294	1,624,282	260,778	16.1%

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised. Additionally, the Company understands that another key to growth is excellence in customer service, and the Company will continually work to ensure that customer delivery requirements are met.

Selling, general and administrative expenses for the three months ended March 31, 2010, increased by $0.2 million to $1.6 million, as compared to $1.4 million for the same period in 2009. These increases were necessary to ensure that the Company can continue to promise timely product delivery and provide quality customer services to maintain its competitive position.

Production development expenses for the first quarter decreased to $0.1 million from $0.3 million in the first quarter of 2009. This decrease was the result of the expiration of a consulting agreement related to our wireless network initiative in the first quarter of 2009. That said, product development continues to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. Management’s commitment to product leadership has not wavered and will continue to receive proper attention over the upcoming quarters.

Amortization expenses decreased slightly $0.1 million compared to $0.1 million in the same period last year reflecting an adjustment in amortization expenses relating to the termination of the Bluemoon contract.

Other expenses for the three months ended March 31, 2010 was an expense of $0.1 million compared to income of $0.2 million for the same period last year. This increase in expenses is attributable to foreign exchange gains experienced in the first quarter of 2009 when the Canadian dollar was the functional currency of the Company.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

5.0

Summary of Quarterly Results

The following tables set forth certain operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2009 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts)
	For the three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2010	$	$	$	$
Sales	4,887
Net income	512
Earnings per share - basic	0.01
Earnings per share - diluted	0.01
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)	53,677
diluted (000’s)	53,855
2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Net income	829	238	643	2,922
Earnings per share - basic	0.02	0.00	0.01	0.05
Earnings per share - diluted	0.02	0.00	0.01	0.05
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)	54,313	59,384	59,332	59,062
diluted (000’s)	56,112	59,963	59,913	59,233

2008	$	$	$	$
Sales		3,960	4,889	6,280
Net income		135	742	1,318
Earnings per share - basic		0.00	0.01	0.02
Earnings per share - diluted		0.00	0.01	0.02
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)		53,668	53,698	54,117
diluted (000’s)		57,335	57,140	54,117

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year.

Net income for the three months ended December 31, 2009 includes income tax recovery of $1,646,373.

Norsat International Inc.                                                                                                                                                                                                                           Management Discussion & Analysis

6.0

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at March 31, 2010 was $2.8 million, a decrease of $1.9 million from $4.7 million as at December 31, 2009. During the three months ended March 31, 2010, cash used in operations was $2.1 million. Financing activities generated net proceeds of $0.3 million during the first quarter while investing activities provided $0.02 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at March 31, 2010, working capital* increased to $12.6 million as compared to $12.0 million at the end of 2009.  The current ratio** as at March 31, 2010 was at 5.1 as compared to 3.9x as at the end of 2009.

Accounts receivable, was at $6.4 million as at March 31, 2010, up slightly from the balance of $6.0 million as at December 31, 2009.

Accounts payable and accrued liabilities were $1.7 million, a decrease of $1.2 million, compared to $2.9 million as at December 31, 2009.

Inventory as at March 31, 2010 was $5.1 million, an increase of $1.0 million, compared to $4.1 million as at December 31, 2009. The increase in inventory was primarily the result of purchases related to the WiMax test installation in Lilongwe, Malawi.  The company continues to work on the test bed in Malawi to insure delivery of a quality product to our partner, Tonse Solutions. Management continues to monitor inventory levels and adjust for any sudden demand shifts as the global economy recovers.

Shareholders’ equity improved to $14.1 million compared to $13.6 million at December 31, 2009.

At March 31, 2010, the Company has accumulated a deficit of $27,376,537. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the first quarter of 2010. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite continuing uncertainty in the global economic environment.

Norsat International Inc.                                                                                                                                                                                                                           Management Discussion & Analysis

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment transactions that would accelerate the company’s growth in the areas outlined above.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

7.0

Capital Resources

The Company’s capital resources as at March 31, 2010 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has an operating line of credit in place than can be drawn upon.

On December 12, 2007 the Company obtained a C$500,000 or US$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”). During the fiscal year 2009, the Company increased its secured operating line of credit from this financial institution to Cdn$1,000,000 or US$800,000 from Cdn$500,000 or US$400,000.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 1.35% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at March 31, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

8.0

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2010 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2010	2011	2012	2013	2014	Total
	$	$	$	$	$	$
Inventory purchase obligations	4,130,318	-	-	-	-	4,130,318
Operating lease obligations	378,253	459,894	40,578	40,578	30,434	949,737
Total	4,508,571	459,894	40,578	40,578	30,434	5,080,055

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $4.1 million in 2010. Operating lease agreements relate to rental agreements that the Company has entered into.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

9.0

Outlook

The Company believes that overall demand will continue to grow in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products and Maritime segments are more mature markets. As the global economy begins to recover from recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and industry vertical, and a broadening of the solution provided to customers.

The majority of the Company’s trade accounts receivables are generated from various military customers and are not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and stable manner.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

10.0

Off Balance Sheet Arrangements

Not applicable.

11.0

Transactions with Related Parties

Not applicable.

12.0

Proposed Transactions

Not applicable.

13.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for doubtful accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated; increases in the allowance may be made.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Revenue recognition

➢

EIC-175, “Arrangements with Multiple Deliverables”, was issued as on 24 December 2009 as a result of the release of EITF 08-1, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements will be required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

➢

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

➢

Previously, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative fair values.

➢

Previously the relative allocation of arrangement consideration was based on fair value, the allocation arrangement consideration will now be based on a hierarchy of selling process:

o

Vendor specific objective evidence (VSOE) of selling price

o

If VSOE does not exist then third party evidence of selling price (TPE) is used

o

If neither VSOE nor TPE exist, then the seller’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

➢

The Company decided to early adopt EIC 175 in the fourth quarter of 2009. Since the period of adoption is not the first reporting period in the Company’s fiscal year, EIC 175 is applied retroactively from January 1, 2009.

➢

Adopting EIC 175 retroactively did not have any impact on the amount, pattern and timing of revenue recognized during 2009. There were no changes in the units of accounting. Prior to adopting EIC 175, the Company relied on the residual method to determine the selling price of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company establishes selling price using the relative selling price method on hardware products. The adoption of the provisions is expected to have no material effect on the Company’s financial statements in future periods.

Norsat International Inc.                                                                                                                                                                                                                           Management Discussion & Analysis

➢

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified subsequent to January 1, 2009:

➢

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

1.

the delivered item(s) has standalone value and

2.

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

➢

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based upon vendor specific objective evidence (“VSOE”), third party evidence or management’s best estimate, as appropriate.

➢

Where previously there was objective and reliable evidence of fair value of the undelivered item, but no such evidence for the delivered item, the residual was assigned to the delivered item. In the Company’s case the delivered item was hardware. Subsequent to the adoption of EIC 175, the arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

➢

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE would be nearly impossible.

➢

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

➢

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

➢

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

➢

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

➢

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

➢

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

➢

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

➢

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Government contribution

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Change in Functional Currency

➢

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars. Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Stock Based Compensation

➢

The Company accounts for grants under its stock option in accordance with CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’. Under this Handbook Section companies are required to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period. The Company reverses stock based compensation when options are forfeited before they vest. The Black-Scholes Option Pricing Model is used to determine fair value.

Income Tax

➢

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

➢

Previously, all FIT assets for all entities were subject to a valuation allowance, as it was believed that it was not more likely than not that the FIT would be able to be utilized. In 2009, it was determined that certain FIT assets of the parent company, Norsat International Inc., are more likely than not to be utilized and were recognized as assets in the Company’s consolidated financial statements.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

14.0

Changes in Accounting Policies including Initial Adoption

CICA 3855 - “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In August 2009, the CICA made amendments to Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

CICA 1582 - “Business Combinations”

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 “Business Combinations” establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

CICA 1601 – “Consolidated Financial Statements” and CICA 1602 – “Non-Controlling Interests”

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 “Consolidated Financial Statements”. These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Our first annual IFRS consolidated financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Beginning the first quarter of 2011, the Company will provide unaudited interim consolidated financial information in accordance with IFRS, with comparables for 2010.

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases which are outlined in the following tables, with actions, timetable and progress:

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Phase 1: Awareness & Assessment
Actions	• Identification of the IFRS standards that will result in accounting policy differences between Canadian GAAP and IFRS.
• Assessment of whether the adoption of the IFRS standards will cause significant changes in reported results under IFRS.
• Ranking of IFRS standards based upon their anticipated impact on the consolidated financial statements and disclosures and the degree of difficulty of implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2: Design
Actions	• Analysis and documentation of the differences between Canadian GAAP and IFRS.
• Selection of accounting policies that the Company will apply on an ongoing basis, including IFRS 1 exemptions and elections at the date of transition
• Calculation of the quantitative impacts on the consolidated financial statements
• Analysis of the impact on the financial statement disclosures.
Timetable

We have prioritized the standards for our analysis based on the results obtained through completion of Phase 1 and have prepared a detailed timetable which anticipates the completion of the majority of the analysis by June 30, 2010.

Progress	At the end of the first quarter of fiscal 2010, we have begun the analysis of 4 of the approximately 30 IFRS standards and interpretations that may have an impact on the Company.

Phase 3: Implementation
Actions	• Preparation of the opening IFRS consolidated statement of financial position at the date of transition (January 1, 2010).
• Compilation of annual and interim comparative financial information.
• Production of the interim consolidated financial statements and disclosures.
• Production of 2011 IFRS consolidated financial statements and disclosures with comparatives presented in accordance with IFRS as at and for the year ended December 31, 2010.
Timetable

During 2010, we will have completed the opening IFRS consolidated statement of financial position and we will have compiled interim and annual financial information for the 2010 interim and annual periods.

In fiscal 2011, we will produce our interim and annual consolidated financial statements in accordance with IFRS with comparatives provided that are also in accordance with IFRS.

Progress	Not yet started.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

IFRS Changeover Plan

The following table summarizes the status of our changeover plan based on the recommendations of CSA Staff Notice 52-320 “Disclosure of Expected Changes in Accounting Policies Relating  to Changeover to International Financial Reporting Standards”:

	Key Activity	Milestones/Deadlines	Status
Scoping study and impact assessment	Identification of IFRS standards that will affect Norsat and perform a relative impact assessment in order to plan and focus conversion efforts.	Completion in 2008.	Completed
Accounting policy determination and documentation	Analyze and select ongoing policies where alternatives are permitted, including IFRS 1 exemptions and elections.	Completion of analysis by June 30, 2010.	Refer to Phase 2 above.
Financial statement presentation	Prepare financial statements as at January 1, 2010 and for the interim and annual periods subsequent thereto in accordance with IFRS	Transition date statement of financial position and 2010 interim periods prepared in accordance with IFRS prepared during 2010.	Currently in progress.
Internal control over financial reporting	Assess required changes to existing internal control processes and procedures. Design and implement internal controls with respect to one-time changeover adjustments and ongoing changes.	Assessment of required changes to be completed by August 31, 2010. Revision to internal control planned by September 30, 2010.	Not yet started.
Disclosure controls and procedures	For identified changes to accounting policies, assess the design and effectiveness of disclosure controls.	See internal control over financial reporting deadlines above.	Not yet started.

Norsat International Inc.                                                                                                                                                                                                                           Management Discussion & Analysis

Information technology and data systems	Identify and address IFRS differences that require changes to IT systems.	Set up of parallel processing to be completed by July 31, 2010.	Initial assessment of IT system completed. Set up of parallel processing to begin upon completion of IFRS Accounting policy determination and documentation on June 30, 2010.
Financial reporting expertise – resources and training	Assess capacity of internal resources to complete the IFRS conversion Provide technical training to key finance and accounting personnel and other selected employees involved in the conversion to IFRS	Assessment of internal resources by March 31, 2010. Ongoing training provided as needed.	Internal resource assessment complete. Further training planned throughout 2010.
Business activities	Identify impacts on financial covenants and business practices Identify impacts on compensation arrangements Make any required changes	Identification of impacts to be completed by September 30, 2010. Any required changes to be completed by December 31, 2010.	Assessment to begin upon completion of IFRS Accounting policy determination and documentation on June 30, 2010.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Identified Canadian GAAP and IFRS Differences

Through the Awareness & Analysis phase we have identified a number of GAAP differences between Canadian GAAP and IFRS which may have an impact on the current accounting policies of the Company. The most significant ones are presented below:

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings
Fixed Assets	IFRS: After initial recognition, fixed assets may be measured using the cost model or the revaluation model. GAAP: The revaluation model is not allowed	Norsat will continue to use the cost model to avoid the impact of fluctuations in fair value on both the balance sheet and income statement.
IFRS: Fixed assets are amortized at the component level. GAAP: Component identification rules are less stringent.

Current fixed assets are non-complex in nature and are already being amortized at the lowest identifiable level. Application of componentization under IFRS is not expected to result in a material impact.

Componentization will be applied to fixed assets acquired in the future.

Impairment of Assets

IFRS: Impairment testing of assets is performed at the cash generating unit (CGU) level.  Impairment assessment employs discounted cash flow methodology.

GAAP: Impairment testing is performed at the lowest level for which cash flows are identifiable.

Impairment testing will be conducted at the CGU level. Impairment testing results may be different, but the impact is not expected to be material.

As impairment assessment utilizes discounted cash flows, impairment may be triggered more often or earlier under IFRS.

IFRS: Reversal of impairment losses is permitted, in certain circumstances, should the fair value of the impaired asset recover.

GAAP: Impairment losses should not be reversed if the fair value subsequently increases.

In the event of any future impairment losses, Norsat will put in place a process to monitor the fair value of the impaired asset in the event the impairment loss should be reversed.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Revenue Recognition

IFRS: Revenue recognition for multiple element arrangements is broadly discussed, but does not provide detailed guidance on how to identify and account for the various elements of a transaction.

GAAP: Canadian GAAP is substantially converged with IFRS in this area, with Canadian GAAP providing a more stringent, prescriptive approach to recognition.

Norsat will continue to apply the more stringent principles of Canadian GAAP, which are converged with the principles of US GAAP.
Provisions and Contingent Liabilities

IFRS: Liabilities are either recorded as a provision, provided they meet a three point criteria, or disclosed if they do not meet all three points.

GAAP: Contingent liabilities can be recorded and/or disclosed in the notes.

Norsat does not currently have any contingent liabilities. However, should any occur in the future, they will be assessed under the IFRS criteria.

IFRS: The threshold for recognition of a contingent liability is the probable criteria (i.e. more likely than not) compared to Canadian GAAP which uses a higher threshold of “likely” in order to necessitate recording in the Company’s accounts.

Norsat does not currently have any contingent liabilities. However, it would appear as though the threshold for recognition is somewhat lower under IFRS, which could result in the recognition of more provisions under IFRS.

Management will review possible provision using the ‘probable’ threshold for recognition under IFRS.

Segment Disclosures	IFRS: Disclosure of segment liabilities, interest revenue, unusual items and extraordinary items is required. GAAP: No requirement for the above segment disclosures.	Norsat will include the additional segment disclosures in our IFRS financial statements.

Other key analyses are in progress or will be undertaken shortly. As a result, they have not been noted in the above tables. Any impact resulting from the determination of accounting policies under IFRS will be communicated upon completion of the analysis. Further, newly released IASB discussion papers, exposure drafts, or standards may change our preliminary findings.

First Time Adoption of IFRS’s

IFRS 1 “First time adoption of International Financial Reporting Standards” generally requires that an entity apply all IFRS policies effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides for certain mandatory exceptions and limited optional exemptions from this general requirement. The most significant IFRS 1 exemptions that are expected to apply to the Company upon adoption are summarized in the following table:

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Fair value or revaluation as deemed cost	Norsat may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.
Cumulative translation differences	Norsat may elect for cumulative translation adjustments that existed at the date of transition to be zero.
Assets and liabilities of subsidiaries	IFRS 1 contains special rules dealing with situations where subsidiaries start applying IFRS before the parent does and vice versa.
Share-based payment transactions	Equity instruments that were granted prior to November 7, 2002 or are fully vested as at the transition date are not required to be restated in accordance with IFRS 2.

The information provided above is to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

15.0

Financial Instruments and Other instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, operating line of credit (when used), accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading financial assets, measured at fair value. Accounts receivable and government receivable are classified as loans and receivables, measured at amortized cost. Accounts payable, accrued liabilities, and operating line of credit (when used) are classified as other liabilities, measured at amortized cost.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities. Interest income from cash investments are reported in other income.

The Company classifies financial instruments as held-for-trading when it is not a loan or receivable and is acquired for the purpose of selling and repurchasing in the near term. Financial instruments whose fair value cannot be reliably measured are not classified as held-for-trading.

Currency risk is the risk the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

Norsat International Inc.                                                                                                                                                                                                                           Management Discussion & Analysis

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $80,000 ($80,000).

16.0 Outstanding Share Data

The following details the share capital structure as at March 31, 2010:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				53,699,359

Share purchase options
		CDN$
	3.73 years	$0.00 to $0.49	5,000
	2.83 years	$0.50 to $0.99	1,028,800
	1.04 years	$1.00 to $1.49	458,400
	2.48 years	$1.50 to $1.99	81,600
	1.51 years	$2.50	44,875
	1.51 years	$3.40	44,875
	1.51 years	$4.50	44,875
	1.51 years	$6.15	44,875	1,753,300
Warrants	January 12, 2011	USD$0.48	361,190	361,190

17.0

Risks and Uncertainties

17.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At March 31, 2010, the Company has accumulated a deficit of $27,420,180. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the first quarter of 2010. However, this cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

17.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

Readers are advised to access Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

17.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,699,359 were outstanding at March 31, 2010 and an additional 2,114,490 common shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported thirteen consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

17.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the Canadian dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The total exposure in Canadian dollars is approximately Cdn$8 million per year. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in both the British Pound (GBP) and Euros.  The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately €650,000 in expenses per year.  As of March 31, 2010, the Company had no outstanding forward contracts.

18.0

Disclosure Controls and Internal Controls over Financial Reporting

18.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of March 31, 2010, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

Norsat International Inc.                                                                                                                                                                                                                          Management Discussion & Analysis

18.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of March 31, 2010.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.